Exhibit (a)(5)(ii)
SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF NEW YORK

X
ALAN KAHN, Individually and On Behalf of	:
All other Similarly Situated,	:	Index No.
:
Plaintiff,	:
	:	CLASS ACTION COMPLAINT
v.	:
:
HEARST-ARGYLE TELEVISION, INC.,	:
DAVID J. BARRETT, FRANK A. BENNACK,	:
JR., JOHN G. CONOMIKES, KEN J. ELKINS,	:
GEORGE R. HEARST, JR., WILLIAM R.	:
HEARST III, BOB MARBUT, GILBERT C.	:
MAURER, DAVID PULVER, CAROLINE L.	:
WILLIAMS and HEARST CORPORATION,	:
:
Defendants.	:
:
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     Plaintiff alleges as follows upon personal knowledge with respect to plaintiff and plaintiff’s actions and upon information and belief as to all other allegations:
NATURE OF THE ACTION
     1. This is a shareholder class action brought by plaintiff on behalf of the holders of the Series A Common Stock of Hearst-Argyle Television, Inc. (“Hearst-Argyle” or the “Company”) to enjoin a self-dealing going-private plan (the “Going Private Plan”) by which defendant Hearst Corporation (“Hearst”), the majority and controlling shareholder of Hearst-Argyle, seeks to cash out the public shareholders of Hearst-Argyle for $4.00 per share through a coercive tender offer (the “Tender Offer”) and a squeeze-out, short form Merger (the “Merger”).

JURISDICTION AND VENUE
     2. This Court has jurisdiction over each defendant named herein. Hearst- Argyle and Hearst maintain their principal executive offices in New York County, and all other defendants are officers and/or directors of Hearst-Argyle with sufficient minimum contacts with New York so as to render the exercise of jurisdiction by the courts of this State permissible under traditional notions of fair play and substantial justice.
     3. Venue is proper in the Court because one or more of the defendants either resides in or maintains its principal executive offices in New York County, a substantial portion of the transactions and wrongs complained of herein, including the defendants’ primary participation in the wrongful acts detailed herein and aiding and abetting and conspiracy in violation of fiduciary duties owed to Hearst-Argyle occurred in New York County, and defendants have received substantial compensation in New York County for doing business here and engaging in numerous activities that had an effect in this County.
THE PARTIES
     4. Plaintiff Alan Kahn has been a holder of Hearst-Argyle Series A Common Stock since prior to the transactions herein complained of and continuously to date.
     5. Defendant Hearst-Argyle, a Delaware corporation, owns 26 television stations, and manages an additional three television and two radio stations, in geographically diverse U.S. markets. Hearst-Argyle’s corporate headquarters are located at 300 West 57th Street, New York, New York 10019. Hearst-Argyle Series A Common Stock is traded on the New York Stock Exchange under the symbol “HTV.”
     6. Defendant Hearst is a diversified media corporation with major interests in magazine, newspaper and business publishing, cable networks, television and radio broadcasting, internet businesses, and real estate. Hearst owns 100% of the issued and outstanding shares of Hearst-Argyle Series B Common Stock and approximately 67% of the issued and outstanding shares of Hearst-Argyle Series A Common Stock, representing approximately 82% voting control of the Company. Because of Hearst’s ownership, Hearst-Argyle is considered a “controlled company” under New York Stock Exchange rules. Hearst’s corporate headquarters are located at 300 West 57th Street, New York, New York 10019.
     7. Defendant David J. Barrett (“Barrett”) has been a director of Hearst- Argyle since August 1997. Barrett started as an executive at Hearst in 1984, and has been Hearst-Argyle’s President since June 1999 and its Chief Executive Officer since January 2001. Barret is also a director of Hearst.
     8. Defendant Frank A. Bennack, Jr. (“Bennack”) has been a director of Hearst-Argyle since August 1997, and Chairman of the Board since September 2008. Bennack also served as President and Chief Executive Officer of defendant Hearst from January 1979 through May 2002. In 2008, he began his second term as Hearst’s CEO.
     9. Defendant John G. Conomikes (“Conomikes”) has been a director of Hearst-Argyle since August 1997. Conomikes started as an executive at Hearst in 1959, and was formerly Hearst-Argyle’s President and Co-Chief Executive Officer. Conomikes is also a director of Hearst.
     10. Defendant Ken J. Elkins (“Elkins”) has been a director of Hearst-Argyle since March 1999. Elkins is a former executive of the predecessor of Hearst-Argyle.
     11. Defendant George R. Hearst, Jr. (“G.R. Hearst”) has been a director of Hearst-Argyle since August 1997. G.R. Hearst is also the Chairman of Hearst.

     12. Defendant William R. Hearst III (“W.R. Hearst”) has been a director of Hearst-Argyle since August 1997. W.R. Hearst is also a director of Hearst. G.R. Hearst and W.R. Hearst are cousins.
     13. Defendant Bob Marbut (“Marbut”) has been a director of Hearst-Argyle since August 1997. Marbut was formerly Hearst-Argyle’s Co-Chief Executive Officer and Chairman.
     14. Defendant Gilbert C. Maurer (“Maurer”) has been a director of Hearst- Argyle since August 1997. Maurer was formerly Chief Operating Officer of Hearst and is currently a consultant to Hearst. Maurer is also a director of Hearst.
     15. Defendant David Pulver (“Pulver”) has been a director of Hearst-Argyle and its predecessor since December 1994.
     16. Defendant Caroline L. Williams (“Williams”) has been a director of Hearst-Argyle and its predecessor since December 1994.
     17. Defendants Barrett, Bennack, Conomikes, Elkins, G.R. Hearst, W.R. Hearst, Marbut, Maurer, Pulver and Williams are are collectively referred to herein as the “Individual Defendants.”
     18. The Individual Defendants are in a fiduciary relationship with plaintiff and the other public shareholders of Hearst-Argyle and owe them the highest obligations of loyalty, good faith and fair dealing.
     19. Hearst, as controlling shareholder of Hearst-Argyle, is in a fiduciary relationship with plaintiff and the other public shareholders of Hearst-Argyle and owes them the highest obligations of loyalty, good faith and fair dealing.

CLASS ACTION ALLEGATIONS
     20. Plaintiff brings this action on his own behalf and as a class, pursuant to CPLR 901, et seq., on behalf of all holders of Hearst-Argyle Series A Common Stock who are being and will be harmed by Defendants’ actions described below (the “Class”). Excluded from the Class are Defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the Defendants.
     21. This action is properly maintainable as a class action because:
          (a) The Class is so numerous that joinder of all members is impracticable. There are approximately 24.7 million shares of Hearst-Argyle Series A Common Stock not owned by Hearst, and the actual number of public shareholders can be ascertained through discovery;
          (b) There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member, including: whether Defendants have breached their fiduciary duties of undivided loyalty, independence or due care with respect to plaintiff and the other members of the Class in connection with the Going-Private Plan; whether the Individual Defendants are engaging in self-dealing in connection with the Going-Private Plan; whether the Individual Defendants have breached their fiduciary duty to secure and obtain the best price reasonable under the circumstances for the benefit of plaintiff and the other members of the Class in connection with the Going-Private Plan; and whether plaintiff and the other members of the Class would suffer irreparable injury were the transactions complained of herein consummated;

          (c) Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class;
          (d) Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff does not have any interests adverse to the Class;
          (e) The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class; and
          (f) Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.
     22. Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.
SUBSTANTIVE ALLEGATIONS
     23. Hearst traces its origins back to 1887, when William Randolf Hearst became proprietor of the San Franciso Examiner. Hearst acquired its first radio station in 1928 and its first television station in 1948. Hearst-Argyle was formed in August 1997, when Hearst combined its television broadcast group and related broadcast operations with those of Argyle Television, Inc.
     24. At the time of its formation in 1997, Hearst-Argyle had a combined total of 15 owned and managed television stations and two managed radio stations. Since then, the

Company has grown dramatically through asset purchases, asset exchanges or merger transactions, and currently owns or manages 29 television stations reaching approximately 20.2 million, or approximately 18.1%, of television households in the United States. The Company’s 13 ABC-affiliated television stations, which reach 8.3% of U.S. television households, represent the largest ABC affiliate group; The Company’s 10 NBC-affiliated television stations, which reach 7.2% of U.S. television households, represent the second largest NBC affiliate group; and the Company also owns two CBS-affiliated television stations, one CW station and manages one CW station and one independent station.
     25. On August 24, 2007, Hearst disclosed by a press release an earlier going- private plan at $23.50 per share. This plan ultimately did not go through.
     26. On March 25, 2009, Hearst announced that it intends to make a tender offer for all of the outstanding shares of Series A Common Stock of Hearst-Argyle not already owned by Hearst for $4.00 per share in cash through a coercive tender offer and a squeeze-out, short form Merger.
     27. The $4.00 per share price in the Going-Private Plan severely undervalues Hearst-Argyle, and was designed to cap the market price of Hearst-Argyle stock just as the Company hit its 52-week low of $1.38 on March 3, 2009 as the credit crunch created by the collapse of the sub-prime mortgage market ripples through the stock market.
     28. Thus, prior to the emergence of current market conditions, Hearst-Argyle within the past 52 weeks closed at a high of $24.50. As Hearst-Argyle then dropped with the rest of the market, the Company hit its 52-week closing low of $1.38 on March 3, 2009. Hearst announced the Going-Private Plan just three weeks later.

     29. Hearst has publicly represented that its $4.00 offer is fair to Hearst-Argyle’s public shareholders. That representation is untrue and misleading. Defendant Bennack’s letter to the Hearst-Argyle Board states:
We believe that our offer is fair to the public stockholders of Hearst-Argyle because, among other things, it provides immediate liquidity at an attractive premium to market.
     30. Hearst’s assertion of fairness, however, is based on the false proposition that the Going-Private Plan is fair because the $4.00 per share offer price is above the recent trading prices of Hearst-Argyle stock, and therefore, constitutes a premium. However, a fair price cannot be based on a purported “premium” over a depressed market price, particularly for a company such as Hearst-Argyle.
     31. In addition, the “independent directors” whom Hearst foresees making up a special committee to issue a recommendation with respect to the Tender Offer are in no way independent of Hearst’s influence.
     32. Hearst’s ownership of the Series B Common Stock entitles it to elect as a class all but two members of the Company’s Board of Directors. Defendants Barrett, Bennack, Conomikes, Elkins, G.R. Hearst, W.R. Hearst, Marbut and Maurer are the Series B designees. The holders of Series A Common Stock elect the remaining two directors, with Hearst voting its controlling block of Series A stock in the same proportion as the public shares. Hearst, however, through its Series B designees and control of Hearst- Argyle, controls the nomination of the directors elected by Series A holders.
     33. Thus, Heast has for over a decade controlled the nomination of Pulver and Williams to the Company’s Board of Directors, for which Pulver and Williams have earned large fees. For instance, Pulver received over $263,619 and Williams received over

$256,619 in director compensation in 2007, a year in which there were five Board meetings. Pulver and Williams were also provided with health insurance from Hearst-Argyle as if they were employees of the Company.
AS AND FOR A FIRST CAUSE OF ACTION
(Against the “Hearst Defendants” for Unfair Dealing and
Breach of Fiduciary Duty of Good Faith, Loyalty and Candor)
     34. Plaintiff repeats and realleges the foregoing allegations as if fully set forth herein.
     35. As controlling shareholders and affiliates and associates thereof, defendants Hearst, Barrett, Bennack, Conomikes, Elkins, G.R. Hearst, W.R. Hearst, Marbut and Maurer (the “Hearst Defendants”) owe a duty of undivided loyalty to Hearst-Argyle’s public shareholders.
     36. The initiation and timing of the Going-Private Plan are a breach of the Hearst Defendants’ duty of good faith and loyalty and constitute unfair dealing. The Going- Private Plan is timed to take advantage of a temporarily depressed market price for Hearst- Argyle stock, just as the Company is poised for significant growth.
     37. The Hearst Defendants have access to Hearst-Argyle’ cash flow projections and other non-public information enabling them to determine how Hearst can profit best by eliminating Hearst-Argyle’ public shareholders at this time. The Hearst defendants possess material facts that are not known in the market. The Hearst Defendants have already sought to exploit this informational asymmetry by claiming the Hearst offer represents a premium over the market price of Hearst-Argyle stock, when that market price reflects a discount from fair value. Thus, Hearst seeks to benefit from presenting a suspect measure of valuation (i.e., the pre-offer market price) in an effort to justify the fairness of an inadequate offer.
     38. Any recommendation of a special committee of the Board with respect to the Going-Private Plan will not provide any effective protection for the Class. Hearst’s position as controlling shareholder and the level of control that Hearst exerts over Hearst-Argyle, both through the Hearst-affiliated directors and the fact that Hearst is able to hand-pick the remaining directors through its overwhelming economic interest in Hearst-Argyle, makes it impossible for any special committee to render an independent decision that protects the interests of the public shareholders. Pulver and Williams were handpicked to serve on the Hearst-Argyle board by Hearst and its associates and may be replaced easily by Hearst.
     39. The disclosure of the Going-Private Plan also reflects unfair dealing and a lack of candor. The Hearst Defendants have already caused materially misleading and incomplete information to be disseminated to Hearst-Argyle’s public shareholders. Hearst’s statements concerning a premium over recent (depressed) trading prices, for example, are materially misleading without further disclosures germane to the shareholders’ assessment of that premium relative to market conditions. By misleadingly portraying the $4.00 price as a premium and driving a substantial portion of Hearst-Argyle stock into the hands of arbitrageurs who will tender into the Going-Private Plan, the Hearst defendants seek to ensure that most shareholders will sell into the Tender Offer. Having chosen to publicly announce their Going-Private Plan, the Hearst Defendants had an obligation to be complete and accurate in the disclosures they chose to make.
     40. Defendants’ scheme, and particularly their effort to cap Hearst-Argyle’s stock price, was designed to drive a substantial number of Hearst-Argyle shareholders to sell into the market after the announcement of the Going-Private Plan slightly raised the market price of Hearst-Argyle stock. After the announcement of the Going-Private Plan, numerous shareholders sold their shares based on misleading and incomplete disclosure that suggested there was no point waiting for the inevitable freeze-out. Arbitrageurs who purchased shares after the announcement will be highly motivated to tender their shares at a modest profit, regardless of the lack of fairness of the Tender Offer price.
     41. The Going-Private Plan represents an opportunistic effort to free Hearst from future dealings with Hearst-Argyle’s public shareholders at a discount from the fair value of their shares. As discussed above, the $4.00 per share offer price does not represent fair value. The premium Hearst extols is meaningless, as it is based on Hearst’s attempt to take advantage of the depressed market price for Hearst-Argyle stock which reflects the delisting discount, as well as a minority discount based on Hearst’s majority ownership of Hearst-Argyle.
     42. Any appraisal remedy available in the Merger will be ineffective and unreasonably expensive for shareholders such as plaintiff. Given the relatively small number of shares to be cashed out in the back-end merger and the fact that with the time value of money, waiting to be cashed out at the low $4.00 per share price will reduce the value of their shares even further, shareholders will reasonably conclude that the cost, delay in payment and other “baggage” of an appraisal proceeding makes it undesirable to attempt to obtain fair value for their shares in an appraisal.
     43. Plaintiff has no adequate remedy at law.

AS AND FOR A SECOND CAUSE OF ACTION
(Against Defendants Pulver and Williams for
Breach of Fiduciary Duty of Good Faith, Loyalty and Care)
     44. Plaintiff repeats and realleges the previous allegations as if fully set forth herein.
     45. Hearst-Argyle has no separate nominating committee for the selection of candidates for director. Instead, director nominations are controlled by Hearst and the directors of Hearst-Argyle who are affiliated with Hearst. Thus, the selection of Hearst- Argyle’s outside directors is controlled by a Hearst dominated board. Consequently, Hearst-Argyle’s outside directors are not truly independent as they are dependent on Hearst for their selection and election as Hearst-Argyle directors.
     46. Pulver and Williams, consistent with their fiduciary duties of care and good faith, cannot approve the transactions contemplated by the Going-Private Plan. Those directors cannot approve the Tender Offer, a transaction where the Hearst Defendants will contend there is no obligation to pay a fair price for the public shares tendered into that offer. Nor can Pulver and Williams approve a short-form Merger where the Hearst Defendants will claim there is no obligation of fair dealing and the Hearst-Argyle pubic shareholders’ only opportunity to obtain fair value will be an ineffective and expensive appraisal remedy. The “independent” directors cannot, consistent with their fiduciary duties, approve any business combination with Hearst, such as the Going- Private Plan, that is not entirely fair to the Hearst-Argyle public shareholders. Because, as alleged herein, the Tender Offer and Merger do not satisfy the entire fairness standard, the non-Hearst directors of Hearst-Argyle may not approve such transaction. Indeed, by pursuing transactions which arc not entirely fair to the Hearst-

Argyle public shareholders, the Hearst Defendants have already violated their fiduciary duties to the public shareholders.
     47. Plaintiff has no adequate remedy at law.
     WHEREFORE, plaintiff prays for judgment, as follows:
     A. Declaring this action to be a proper class action and certifying plaintiff as class representatives and plaintiff’s counsel as class counsel;
     B. Preliminarily and permanently enjoining defendants from effectuating the Going-Private Plan;
     C. Declaring the Tender Offer and Merger void and ordering rescission if those transactions are consummated;
     D. Requiring disgorgement and imposing a constructive trust on all property and profits defendants receive as a result of their wrongful conduct;
     E. Awarding damages, including rescissory damages, in favor of plaintiff and the Class against all defendants, jointly and severally, together with interest thereon;
     F. Awarding reasonable fees, together with expenses, to plaintiff’s counsel; and
     G. Granting such other and further relief as the Court deems just and proper.
JURY TRIAL DEMAND
     Plaintiff hereby demands a trial by jury on all issues so triable.

Dated: March 25, 2009

HAROLD B. OBSTFELD, P.C.
By:	/s/ Harold B. Obstfeld
Harold B. Obstfeld
100 Park Avenue, 20th Floor
New York, New York 10017
Tel: 212-696-1212
Fax: 212-696-1398

GARDY & NOTIS, LLP
Mark C. Gardy
James S. Notis
Charles A. Germershausen
440 Sylvan Avenue, Suite 110
Englewood Cliffs, New Jersey 07632
Tel: 201-567-7377
Fax: 201-567-7337

Attorneys for Plaintiff

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